Exhibit 1

2116-130 Adelaide St. W.
Toronto, Ontario
Canada M5H 3P5
www.napalladium.com

For Immediate Release	Symbols: TSX - PDL
October 31, 2007	AMEX - PAL

North American Palladium announces Scoping Study results on Arctic Platinum Project in Finland

Updated resource estimate indicates a mineral resource at Suhanko project of 152Mt for a 20 year mine life at 7.5 Mt p.a.

Toronto, Ontario - North American Palladium Ltd. (“NAP”) is pleased to announce positive results of a mineral resource estimate and preliminary economic assessment (“scoping study”) completed on the Arctic Platinum Project (APP) in northern Finland. This work was undertaken to complete the first phase of the Joint Venture agreement with Gold Fields Limited (“Gold Fields”) whereby NAP may earn-in up to 60% in the Project (see release of October 18, 2005 for details of the agreement).

The scoping study was carried out by Aker Kvaerner E&C, a division of Aker Kvaerner Canada Inc and P&E Mining Consultants Inc, and Fred Brown, CPG, Pr. Sci. Nat. The study built upon previous extensive work by Gold Fields from 2001 to 2004 which culminated in the preparation of a feasibility study in early 2005 on two deposits identified in the Suhanko project area – the Konttijärvi and Ahmavaara deposits. The highlights of the NAP scoping study include:

•   An updated mineral resource estimate comprising a Measured and Indicated mineral resource of 152.5 Mt averaging 1.067 g/t Pd, 0.245 g/t Pt, 0.115 g/t Au, 0.077% Ni and 0.187% Cu from the two deposits.

•   Based upon this new resource estimate and combined with a revision in the throughput rate, management believes that the mineral resource could be sufficient to support a mine life of over 20 years at a throughput rate of 7.5 Mt per annum.

•   The scoping study was completed on the basis of the first 10 years of production that included 70,284,000 million tonnes at an average grade of 1.147 g/t Pd, 0.265 g/t Pt, 0.121 g/t Au, 0.083% Ni, 0.183% Cu in the Measured & Indicated category and 4,716,000 tonnes of similar grade in the Inferred category.

•   Capital costs for the project are estimated at US $428.8 million, indicating a positive pre-tax IRR of 23.9% using 18-month trailing average metal prices of USD$344/oz Pd, USD$1,222/oz Pt, USD$15.27/lb Ni, USD$3.26/lb Cu and USD$644/oz Au. Application of 24-month trailing average metal prices of USD$325/oz Pd, USD$1,167/oz Pt, USD$613/oz Au, USD$13.01/lb Ni, USD$2.98/lb Cu yields a positive pre-tax IRR of 19.1%. The cost estimate, based on the designs presented in the scoping study has a predicted accuracy level of +/- 30%.

Mr. Jim Excell, President & CEO of North American Palladium commented “The positive results of the scoping study are very encouraging and confirm our belief that the Arctic Platinum Project should proceed to the feasibility stage. The recommendations are clear and will be incorporated into our ongoing work plan. We believe that we have only scratched the surface of this large, under-explored mining district. We look forward to seeking out the potential of this land package, with Gold Fields, with the objective of significant value creation. The Company is pleased at the advancement that has been made on this project to-date and wish to thank all of our staff and contractors for their dedication and hard work.”

A Technical Report containing full details of the scoping study has been prepared in compliance with the requirements set out in National Instrument 43-101 (NI 43-101) and will be available for viewing on the SEDAR website at http://www.SEDAR.com.

Suhanko Geology

The Suhanko-Konttijärvi intrusion consists of two bodies of mafic and ultramafic rocks that are separated by basement rocks consisting of banded gneisses and granitoids. The smaller but higher grade Konttijärvi deposit is situated approximately 3.5 kilometers west-northwest of the larger Suhanko intrusive body and is regarded as a faulted offset and subsequent erosional remnant of the Suhanko Intrusion. The larger Ahmavaara deposit is situated along the western edge of the Suhanko intrusion. The stratigraphic succession at the Ahmavaara deposit is similar to that seen at Konttijärvi. The platinum-group element (PGE) mineralization at both Ahmavaara and Konttijärvi is associated with Cu and Ni mineralization in the form of base metal sulphides. The typical sulphide assemblage is pyrrhotite-chalcopyrite-pentlandite. The grades of PGE mineralization roughly correspond with the abundance of sulphides, particularly chalcopyrite, and are generally higher at Konttijarvi than at Ahmavaara.

Mineral Resource Estimate

Due to the polymetallic nature of the deposits, the resource inventory was tabulated relative to a Palladium Equivalent (PdEq) grade. The resource inventory listing is an arithmetic accumulation of individual grade element estimates from blocks that meet the PdEq cutoff value of 1.0 g/t PdEq. The estimated mineral resources for the Konttijärvi and Ahmavaara deposits are presented in the table below.

2006 Mineral Resource Inventory for the

Ahmavaara and Konttijärvi Deposits (1.0 g/t PdEq Cut Off)

Category	Tonnes	Pd g/t	Pt g/t	Au g/t	Ni %	Cu %
Combined Ahmavaara + Konttijärvi Deposits
Measured	64,228,000	0.852	0.208	0.084	0.060	0.136
Indicated	152,387,000	0.864	0.195	0.096	0.064	0.160
Total M&I	216,615,000	0.860	0.199	0.092	0.063	0.153
Inferred	46,395,000	0.867	0.201	0.093	0.059	0.152

(1) Expressed on a 100% basis. NAP’s interest in the APP would be 60%, assuming successful completion of its earn-in requirements under a joint venture agreement with Gold Fields. Gold Fields also retain a back-in right that could reduce NAP’s share to 50%.

(2) Mineral resources which are not mineral reserves do not have demonstrated economic viability. The estimate of mineral resources may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant issues. The reader is cautioned that there is no certainty that any value from such resources will be realized either in whole or in part.

(3) The mineral resources in this estimate were calculated using the Canadian Institute of Mining, Metallurgy and Petroleum (CIM), CIM Standards on Mineral Resources and Reserves, Definitions and Guidelines prepared by the CIM Standing Committee on Reserve Definitions and adopted by CIM Council December 11, 2005.

Mine Design and Schedule

Conceptual mining plan comprising 2 open pit mines

The conceptual development scope of the project includes mining the Pd-Pt-Au-Ni-Cu-bearing material at the Konttijärvi and Ahmavaara deposits by means of open pit mines that utilize a conventional shovel-and-truck mining fleet. The mineralized material will be excavated in sequence from the two open pit mines, beginning with the Konttijärvi deposit, and will be delivered at a rate of 7.5 Mt p.a. to a processing plant located between the two mines.

The processing plant will incorporate a conventional crushing-grinding-flotation-thickening-filtration flow sheet to produce a bulk concentrate that contains high quantities of palladium with by-product credits for platinum, gold, nickel and copper. The concentrate will be transported to a port facility located near the town of Kemi on the Gulf of Bothnia, a distance of approximately 125 kilometers. The concentrate will then be loaded onto ocean-going vessels for transportation to a smelter and refinery.

The block models for the mineral resources contained within the two deposits were assessed for potential mining recovery using the Whittle 4X pit optimizing software. The result of the optimizing process is a pit shell that contains all the mineralized material that is potentially economically mineable according to the physical and economic input design parameters utilized. The design parameters used in the current pit optimizations for design purposes for the Konttijärvi and Ahmavaara deposits are provided in the Technical Report.

The Whittle shells resulting from the input parameters include all blocks within the block model that indicate sufficient profitability to repay all of the associated operating costs and are traditionally referred to as ultimate pit shells or Life-of-Mine (LOM) pit shells. The tonnages contained within the resulting ultimate pit shells are presented below.

Conceptual Mine Plan Mineral Resources

Category	Tonnes	Pd g/t	Pt g/t	Au g/t	Ni%	Cu%
Combined Ahmavaara Plus Konttijärvi Deposits
Measured	46,074,000	1.081	0.264	0.105	0.074	0.167
Indicated	106,428,000	1.060	0.236	0.119	0.079	0.196
Total, M&I	152,502,000	1.067	0.245	0.115	0.077	0.187
Inferred	25,398,000	1.042	0.246	0.108	0.070	0.167
Waste & OVB	346,100,000
Total Material	524,000,000
Strip Ratio	1.95

*Note: M&I = Measured & Indicated, OVB = Overburden

Note:  Mineral resources which are not mineral reserves do not have demonstrated economic viability. The estimate of mineral resources may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant issues. The reader is cautioned that there is no certainty that any value from such resources will be realized either in whole or in part.

Given the envisioned processing rate of 7.5 Mt/a, the Company believes that sufficient material is contained within these Whittle shells to sustain a mining operation for over 20 years. For the purposes of the scoping study, a starter pit was outlined for both the Konttijärvi and Ahmavaara deposits wherein the combined tonnage would be sufficient to sustain production for the first 10 years of a potential mining operation. A summary of the tonnage and grade of this material is presented below.

Estimated Diluted Mineral Resources

for the First 10 Years of Mine Life

Category	Tonnes	Pd g/t	Pt g/t	Au g/t	Ni%	Cu%
Combined Konttijärvi and Ahmavaara Deposits
Measured	30,216,000	1.103	0.271	0.106	0.078	0.162
Indicated	40,068,000	1.181	0.261	0.132	0.087	0.199
Sub-total, M&I	70,284,000	1.147	0.265	0.121	0.083	0.183
Inferred	4,716,000	1.114	0.262	0.122	0.075	0.168
Waste & OVB	134,700,000
Total Material	209,700,000
Strip Ratio	1.8

*Note: M&I = Measured & Indicated, OVB = Overburden

Note: Mineral resources that are not mineral reserves do not have demonstrated economic viability. The reader is cautioned that inferred mineral resources are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that any value from such resources will be realized either in whole or in part.

Financial Analysis

Capital Cost Estimates

The base currency of the capital cost estimate is US dollars. An order of magnitude capital cost estimate has been developed for the mining and surface facilities for this scoping study. Direct capital costs for the process mechanical equipment, process plant, mine capital (assuming leased mining fleet), and infrastructure total $266.6 million, while indirect costs, contingency and owner cost amount to $162.2 million for a total project capital cost of approximately $428.8 million. This capital cost estimate excludes sustaining and deferred capital costs, as they are included in the cash flow model as expenses in the year incurred. Preliminary process plant operating cost estimates have been developed as at the third quarter 2007 for the Konttijärvi and Ahmavaara mineralization. The operating costs were estimated by developing costs for labour, reagents and consumables, assay lab, electrical power and maintenance supplies.

Metal Price Assumptions

The prices of palladium, platinum, nickel, copper and gold historically have performed in a cyclical fashion, responding to the supply and demand relationship and influenced to a degree by market speculation and technical analyses. For the purposes of this scoping study, the impact of the average metal prices of the preceding 24 and 18-month period to the project’s potential economic viability were examined and appear in the table below.

Metal Price Assumptions for a Plant Capacity of 7.5 Mt/a

Metal	18-month Average	24-month Average
	(USD)	(USD)
Palladium	$344/oz	$325/oz
Platinum	$1,222/oz	$1,167/oz
Gold	$644/oz	$613/oz
Nickel	$33,651/t $(15.27/lb)	$28,671/t $(13.01/lb)
Copper	$7,206/t $(3.26/lb)	$6,560/t $(2.98/lb)

Traditional Discounted Cash Flow (DCF) models were prepared to determine the Internal Rates of Return (IRR) and the Net Present Values (NPV) for the different metal price assumptions on a pre-tax basis. The results are summarized as follows.

Summary of Financial Results, 7.5 Mt/a Throughput

Item	18-month Prices	24-month Prices
IRR	23.9%	19.1%
NPV @ 7.5% (USD)	$501,108,752	$337,961,416
NPV @ 10.0% (USD)	$359,875,902	$225,041,891
NPV @ 12.5% (USD)	$252,143,456	$139,727,512

Note:  the study is preliminary in nature and includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied that would enable them to be categorized as mineral reserves. There is no certainty that the preliminary assessment will be realized.

Qualifications for this news release:

Geology:  The description of the geological setting and the mineralization found at the Konttijärvi and Ahmavaara deposits has been prepared by Dr. Wayne Ewert, P. Geo., who is employed by P&E Mining Consultants Inc. and is a Qualified Person as defined in NI 43-101. Dr. Ewert is independent of NAP under the definitions contained therein.

Mineral Resource:  Mr. Fred Brown, CPG, Pr. Sci. Nat. visited both the Konttijärvi and Ahmavaara sites on May 4, 2006 and took independent samples as part of the data verification process associated with the preparation of the 2006 mineral resource estimation used in the Technical Report. Mr. Brown was responsible for the preparation of the mineral resource models and independent evaluation of the supporting information at the scoping level of confidence. Mr. Brown is a Qualified Person as defined in NI 43-101 and is independent of NAP under the definitions contained therein.

Mine Design:  The open pit mine design and schedules created for the Konttijärvi and Ahmavaara deposits were prepared by Mr. Eugene Puritch, P. Eng who is employed by P&E Mining Consultants Inc. and is a Qualified Person as defined in NI 43-101. Mr. Puritch is independent of NAP under the definitions contained therein.

Plant Design, Infrastructure and Financial Analysis:  The preparation of the conceptual process plant design, infrastructure requirements and financial analysis portion of the Preliminary Economic Assessment was prepared under the supervision of Dr. David King, P. Eng who is employed in the Toronto office of Aker Kvaerner. Dr. King is a Qualified Person as defined in NI 43-101 and is independent of NAP under the definitions contained therein.

North American Palladium is Canada’s foremost primary producer of palladium. The Company’s core palladium business at the Lac des Iles mine is strengthened by a significant contribution from nickel, platinum, gold and copper by-product metals. In addition to the APP, the Company is pursuing two other advanced exploration projects: the Offset High Grade Zone at its Lac des Iles mine and the Shebandowan Project located approximately 100 kilometers from the mine.

Please visit www.napalladium.com for further information on North American Palladium.

For further information, please contact:

Jim Excell

President and Chief Executive Officer
Tel: (416) 360-7971 Ext. 223

Email:  jexcell@napalladium.com

Linda Armstrong

Director, Investor Relations

Tel:  (416) 360-7971 Ext. 226

Email:  larmstrong@napalladium.com

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources

This press release uses the terms “Measured”, “Indicated” and “Inferred” Resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.

Cautionary Statement on Forward-Looking Information

Certain information included in this press release, including any information as to our future financial or operating performance and other statements that express management’s expectations or estimates of future performance, constitute ‘forward-looking statements’ within the meaning of the ‘safe harbor’ provisions of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws. The words ‘expect’, ‘believe’, ‘will’, ‘intend’, ‘estimate’ and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. These statements are based on certain factors and assumptions, including but not limited to, the assumption that market fundamentals will result in increased palladium demand and prices and sustained by-product metal demand and prices; the integrated operation of the Company’s underground mine and the open pit mine remain viable operationally and economically; financing is available on reasonable terms; expectations for blended mill feed head grade and mill performance will proceed as expected; new mine plan scenarios will be viable operationally and economically; and plans for mill production, sustainable recoveries from the Lac des Iles mine, exploration at Lac des Iles and elsewhere will all proceed as expected. The Company cautions the reader that such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual financial results, performance or achievements of North American Palladium to be materially different from the Company’s estimated future results, performance or achievements expressed or implied by those forward-looking statements and that the forward-looking statements are not guarantees of future performance. These risks, uncertainties and other factors include, but are not limited to: metal price volatility;

economic and political events affecting metal supply and demand; changes in the regulatory environment; fluctuations in ore grade or ore tonnes milled; geological, technical, mining or processing problems; future production; changes in the life-of-mine plan or the ultimate pit design; availability and increasing costs associated with mining inputs and labour; the speculative nature of exploration and development, including the risks of diminishing quantities or grades of mineral reserves; adverse changes in our credit rating; and the risks involved in the exploration, development and mining business. These factors are discussed in greater detail in the Company’s most recent Form 40-F/Annual Information Form on file with the U.S. Securities and Exchange Commission and Canadian provincial securities regulatory authorities. The Company disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, events or otherwise. Readers are cautioned not to put undue reliance on these forward-looking statements. Additional information is available in the Company’s MD&A filed on its website and on www.sedar.com.